SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution Relating to Woori Bank’s Dividend Payment

On March 2, 2018, the Board of Directors of Woori Bank passed a resolution recommending a cash dividend of KRW 500 per common share. The record date is December 31, 2017.

Key Details

1)	Dividend per common share (KRW) : 500 (3.1% of the market price of the common stock)

2)	Total dividend amount (KRW) : 336,635,613,000

•	The decision to disburse the above dividend is subject to the results of the audit and the confirmation at the annual general meeting of shareholders of Woori Bank.

•	The total number of shares subject to dividend payment is 673,271,226 shares.

•	Dividend per common share, including the 2017 interim dividend, is 600 (KRW) and the total dividend amount is 403,962,735,600 (KRW).

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank (Registrant)

Date: March 2, 2018	By: /s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Managing Director